UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 11, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Myogen, Inc.

File No. 0-50438 - CF#28814

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   Gilead Sciences, Inc. (successor to Myogen, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Myogen, Inc. excluded from the Exhibits to a Form 10-K filed on March 15, 2005.

   Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.37   through August 31, 2017

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Kathleen Krebs
          Special Counsel